FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                        Commission File Number 000-51141

                                  DRYSHIPS INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F [X]       Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]       No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT


     Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation and interim unaudited financial statements and related information and data of DryShips Inc. (the "Company") as of and for the period ended September 30, 2006.

     This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3/A (Registration No. 333-133482) filed on May 3, 2006.

                                                                       EXHIBIT 1

                     MANAGEMENTS DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries. The following management's discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 1, 2006.

Results of Operations

For the nine months ended September 30, 2006 compared to nine months ended September 30, 2005

Voyage Revenues increased slightly by $2 million, or 1.3%, to $169 million in the nine months ended September 30, 2006, compared to $167 million for the nine months ended September 30, 2005. The increase which is attributable to the increase in the average number of vessels operated from 19.7 during the nine months ended September 30, 2005 to 28.4 during the nine months ended September 30, 2006 and is offset by a substantial decrease in freight and hire rates over this period.

Voyage Expenses increased by $3.8 million, or 39%, to $13.5 million in the nine months ended September 30, 2006, compared to $9.7 million for the nine months ended September 30, 2005. The increase is due to the number of vessels operated from an average of 19.7 vessels for the nine months ended September 30, 2005 to
28.4 vessels for the nine months ended September 30, 2006.

Depreciation and Amortization increased by $15.3 million, or 53.9%, to $43.7 million for the nine months ended September 30, 2006, compared to $28.4 million for nine months ended September 30, 2005. The increase is attributable to the increase in the number of vessels operated from an average of 19.7 vessels for the nine months ended September 30, 2005 to 28.4 vessels for the nine months ended September 30, 2006.

Vessel Operating Expenses increased by $8.7 million, or 35%, to $33.5 million in the nine months ended September 30, 2006 compared to $24.8 million in 2005. The increase is attributable to the increase in the number of vessels operated from an average of 19.7 vessels for the nine months ended September 30, 2005 to 28.4 vessels for the nine months ended September 30, 2006.

Management Fees increased by $1.1 million, or 30.6%, to $4.7 million in the nine months ended September 30, 2006 compared to $3.6 million in the nine months ended September 30, 2005. The increase is attributable to the increased number of vessels under management in 2006 as a direct result of the increase in the number of fleet calendar days from 5,379 in the nine months ended September 30, 2005 to 7,743 in the nine months ended September 30, 2006 due to the growth of the fleet.

Interest and Finance Cost increased by $16.6 million, or 123%, to $30.1 million for the nine months ended September 30, 2006 compared to $13.5 million for the nine months ended September 30, 2005. The increase primarily resulted from the increase in interest expenses due to the increased amount of average indebtedness outstanding during the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005.

Cash Flow

Net Cash Provided By Operating Activities

Net cash provided by operating activities decreased by $55.5 million, or 43%, to $73.4 million for the nine months ended September 30, 2006 compared to $128.9 million for the nine months ended September 30, 2005. This decrease is primarily due to the Forward Freight Agreements (FFA) losses incurred and to the decreased time charter rates during the 2006 period.

Net Cash Used In Investing Activities

Net cash used in investing activities was $210.9 million for the nine months ended September 30, 2006, representing the purchase price we paid for the acquisition and delivery of six vessels and the advance paid for two additional vessels expected to be delivered in the fourth quarter of 2006. Net cash used in investing activities was $847.6 million for the nine months ended September 30, 2005, which represented the purchase price of twenty one vessels acquired and delivered in the period.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $153.1 million for the nine months ended September 30, 2006, consisting mainly of $664.3 million drawn under our revolving credit facility for the acquisition of the vessels discussed above, $546.9 million of payments of principal on our outstanding indebtedness during the nine months ended September 30, 2006, $18.2 million of dividends paid during the nine months ended September 30, 2006 and $56.5 million raised in connection with the Company's offering and issuance of 4,650,000 shares under its shelf registration statement.

Net cash provided by financing activities was $713.2 million for nine months ended September 30, 2005, consisting of $557.6 million of indebtedness drawn for the acquisition of the vessels acquired during the nine months ended September 30, 2005; $65.7 million of payments of principal on our outstanding indebtedness during the nine months ended September 30, 2005; $24.0 million of cash dividends paid to stockholders and $21.6 million of restricted cash that was made due to the new indebtedness incurred.

Capitalization

On September 30, 2006, debt to total capitalization (debt, net of deferred financing fees and stockholders' equity) was 61% and net debt (total debt less cash and cash equivalents) to total capitalization was 57%.

As of September 30, 2006, the Company had a total  liquidity of  approximately $
47.1 million.

Recent Developments

Vessel Acquisitions/Disposals

The six new vessels delivered during the nine months ended September 30, 2006, have been financed by cash, the existing term loan facility and a new secured bridge loan. Following the delivery of the Company's seventh vessel and the sale of two Panamaxes, the Company expects to combine these facilities into a single increased term loan facility.

In November 2006, the Company concluded a memorandum of agreement for the acquisition of the vessel Zella Oldendorff, for $39.7 million, delivery of which is expected in the second quarter of 2007.

In September 2006, the Company concluded a memorandum of agreement for the disposal of the vessel Panormos, to an unaffiliated third party for $35.0 million. The vessel is expected to be delivered to her new owners during the fourth quarter of 2006 free of charter. A gain of approximately $15 million will be realized and recognized in the financial statements at the date of delivery of the vessel.

In October 2006, the Company concluded a memorandum of agreement for the disposal of the vessel Flecha, to an unaffiliated third party for $11.7 million. The vessel will be delivered to her new owners during the fourth quarter of 2006. A gain of approximately $9 million will be realized on the sale of the vessel and recognized upon delivery.

In November 2006, the Company concluded a memorandum of agreement for the disposal of the vessel Shibumi, to an unaffiliated third party for $24.6 million. The vessel will be delivered to her new owners during the second quarter of 2007. A gain of approximately $17.8 million will be realized on the sale of the vessel and recognized upon delivery.

Repayment of Short-Term Credit Facility

In August 2006, the Company terminated and repaid in full $8.8 million of principal and interest under a short-term credit facility provided by an affiliate, in connection with the purchase of the MV Maganari.

Issuance of Shares

In October 2006, the Company terminated and repaid in full by means of issuance of Dryships' common stock, $3.3 million of principal and interest under a seller's credit agreement entered into with an affiliate in connection with the acquisition of the MV Hille Oldendorff. The Company issued 254,512 shares in relation with the repayment of the seller's credit.

In October 2006, the Company issued a total of 235,585 shares of common stock to three major shareholders that requested to reinvest in Company common stock the dividend payment in the aggregate amount of $3.1 million that such shareholders were scheduled to receive for the third quarter of 2006.

As of November 30, 2006, the Company has a total of 35,490,097 shares of common stock outstanding.

Appointment of New Chief Financial Officer

On October 6, 2006, the Chief Financial Officer (CFO), Mr. Christopher Thomas, resigned. The Board of Directors appointed the Chief Executive Officer, Mr. George Economou, to act as interim CFO. Mr Gregory Zikos was appointed as Chief Financial Officer by the Board effective November 24, 2006.

Supplemental Loan Agreements

On November 30, 2006, the Company entered into two supplemental agreements to the Company's $628.7 million term loan entered into on March 31, 2006, increasing the aggregate amount of the loan by up to $82.3 million. Out of the total loan, an amount of $70.7 million will be used to refinance the bridge loan and to provide the Company with working capital and the remaining amount of $11.6 million will be used to partially finance the acquisition cost of the vessel Redondo, which the Company agreed to acquire in September 2006 for a purchase price of approximately $40.75 million. On November 30, 2006, the amount of $70.7 million was drawn down, while the remaining amount of $11.6 million will be drawn down upon delivery of the vessel Redondo.

In addition, the amount of $18.9 million, which had been required to be repaid following the sale of the vessel Panormos under the terms of the initial loan agreement, was not repaid and was made available by the lenders to partially finance the acquisition cost of the vessel Redondo.

                                  DRYSHIPS INC.
          INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----

Consolidated Balance Sheets as of December 31, 2005 and
    September 30, 2006 (Unaudited).......................................  F-2

Consolidated Unaudited Statements of Income for the
    nine-month periods ended September 30, 2005 and 2006.................  F-3

Consolidated  Unaudited  Statements of Stockholders'
    Equity for the nine-month periods ended September 30, 2005 and 2006... F-4

Consolidated  Unaudited  Statements of Cash Flows for
    the nine-month  periods ended  September 30, 2005 and 2006............ F-5

Notes to Unaudited Interim Consolidated Financial Statements.............. F-6


DRYSHIPS INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND SEPTEMBER 30, 2006 (Unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)


                                                                                  December 31, 2005     September 30, 2006
                                                                                 --------------------   -------------------
                                                                                      (Note 1)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                                           $        5,184     $     20,889
 Restricted cash                                                                              3,040            6,205
 Accounts receivable, trade                                                                   5,514            1,793
 Due from related parties                                                                         -            1,965
 Insurance claims                                                                               107              233
 Inventories                                                                                  1,326            2,821
 Prepayments and advances                                                                     3,336            5,295
 Prepaid charter revenue                                                                          -            2,872
 Financial instruments                                                                          270              961
                                                                                      --------------   --------------
              Total current assets                                                           18,777           43,034
                                                                                      --------------   --------------
FIXED ASSETS, NET:
Advances for vessels acquisition                                                                  -            6,975
 Vessels, net                                                                               864,733        1,030,692
                                                                                      --------------   --------------
              Total fixed assets, net                                                       864,733        1,037,667
                                                                                      --------------   --------------
OTHER NON-CURRENT ASSETS:
 Deferred charges, net                                                                        3,781            5,342
 Restricted cash                                                                             21,011           20,000
 Other                                                                                        2,257            2,785
                                                                                      --------------   --------------
              Total assets                                                           $      910,559     $  1,108,828
                                                                                      ==============   ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Current portion of long-term debt, net of deferred financing fees                   $      107,738     $    107,060
 Sellers credit                                                                                   -            3,250
 Financial instruments                                                                            -           14,618
 Accounts payable                                                                             8,479            8,884
 Due to related parties                                                                       6,460            2,170
 Dividends payable                                                                                -            7,000
 Accrued liabilities                                                                          6,529            7,081
 Deferred revenue                                                                             6,309           13,500
 Other current liabilities                                                                      230              201
                                                                                      --------------   --------------

              Total current liabilities                                                     135,745          163,764
                                                                                      --------------   --------------

LONG-TERM DEBT, net of current portion and net of deferred financing fees                   417,615          535,884
                                                                                      --------------   --------------

OTHER NON-CURRENT LIABILITIES                                                                   698              607
                                                                                      --------------   --------------

COMMITMENTS AND CONTINGENCIES                                                                     -                -
                                                                                      --------------   --------------

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 30,000,000 shares authorized, none issued                       -                -
Common stock,  $0.01 par value;  45,000,000  and  75,000,000  shares  authorized at
December 31, 2005 and September 30, 2006,  respectively;  30,350,000 and 35,000,000
issued and outstanding at December 31, 2005 and  September 30, 2006, respectively               304              350
Additional paid-in capital                                                                  264,600          321,044
Retained earnings                                                                            91,597           87,179
                                                                                      --------------   --------------

              Total stockholders' equity                                                    356,501          408,573
                                                                                      --------------   --------------

              Total liabilities and stockholders' equity                             $      910,559     $  1,108,828
                                                                                      ==============   ==============

The accompanying notes are an integral part of these consolidated statements




DRYSHIPS INC.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2005 AND 2006 (Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                                                        Nine Months Ended
                                                                                          September 30,
                                                                                   2005               2006
                                                                             ---------------     ------------------
 REVENUES:
 Voyage revenues                                                             $      167,232      $      169,324

 EXPENSES:
      Loss on Forward Freight Agreements                                                  -              22,473
      Voyage expenses                                                                 7,438              11,415
      Voyage expenses - related party                                                 2,286               2,117
      Bunkers                                                                        (3,036)             (2,689)
      Vessel operating expenses                                                      24,774              33,490
      Depreciation                                                                   27,024              41,278
      Amortization of deferred drydocking costs                                       1,378               2,471
      Management fees - related party                                                 3,552               4,666
      General and administrative expenses                                               708               1,406
      General and administrative expenses - related party                             2,211               2,408
                                                                               -------------      --------------
      Operating income                                                              100,897              50,289
                                                                               -------------      --------------

 OTHER INCOME / (EXPENSES):
      Interest and finance costs                                                    (13,516)            (30,063)
      Interest income                                                                   650                 384
      Other, net                                                                         20                 209
                                                                               -------------      --------------

      Total other income / (expenses), net                                          (12,846)            (29,470)
                                                                               -------------      --------------

 Net Income                                                                  $       88,051      $       20,819
                                                                               =============      ==============

Net income per common share, basic and diluted                               $         3.09      $         0.66
                                                                               =============      ==============

Weighted average number of common shares, basic and diluted                      28,488,095          31,343,241
                                                                               =============      ==============

The accompanying notes are an integral part of these consolidated statements




DRYSHIPS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2005 AND 2006 (Expressed in thousands of U.S. Dollars - except for share and per share data)


                                                                                                       Retained
                                                                Common Stock          Additional      Earnings /          Total
                                         Comprehensive       # of         Par         Paid-in        (Accumulated     Stockholders'
                                           Income           Shares        Value       Capital          Deficit)          Equity
                                           ------           ------        -----       -------          --------          ------
BALANCE, December 31, 2004                                 15,400,000   $    154     $   13,465     $    (7,280)       $    6,339

     - Net income                              88,051               -          -              -          88,051            88,051
     - Issuance of common stock                            14,950,000        150        251,135               -           251,285
     - Dividends paid ($ 0.40 per share)                            -          -              -         (12,140)          (12,140)
                                            ----------
     - Comprehensive income               $    88,051
                                            ==========

                                                          ------------   --------     ----------     -----------        ----------
BALANCE, September 30, 2005 (Unaudited)                    30,350,000   $    304     $  264,600     $    68,631        $  333,535
                                                          ============   ========     ==========     ===========        ==========

BALANCE, December 31, 2005                                 30,350,000   $    304     $  264,600     $    91,597        $  356,501

     - Net income                              20,819               -          -              -          20,819            20,819
     - Issuance of common stock                             4,650,000         46         56,444               -            56,490
     - Dividends declared or paid
    ($ 0.80 per share)                                              -          -              -         (25,237)          (25,237)
                                            ----------
    - Comprehensive income                $    20,819
                                            ==========

                                                          ------------   --------     ----------     -----------        ----------
BALANCE, September 30, 2006 (Unaudited)                    35,000,000   $    350     $  321,044     $    87,179        $  408,573
                                                          ============   ========     ==========     ===========        ==========



The accompanying notes are an integral part of these consolidated statements.


DRYSHIPS INC.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2006
(Expressed in thousands of U.S. Dollars)


                                                                                        Nine Months Ended
                                                                                          September 30,
                                                                                     2005               2006
                                                                                 -----------         -----------
Cash Flows from Operating Activities:

         Net income                                                              $    88,051        $     20,819
         Adjustments to reconcile net income to net cash provided
         by operating activities:

              Depreciation                                                            27,024              41,278
              Amortization  of deferred drydocking costs                               1,378               2,471
              Amortization and write-off of deferred financing costs                     491               3,290
              Amortization of fair value of time charter                              (4,646)              1,598
              Change in fair value of derivatives                                        252              13,927
              Recognition and amortization of free lubricants benefit                    761                (120)
         Changes in operating assets and liabilities:
              Accounts receivable trade                                               (2,812)              3,721
              Insurance claims                                                           (86)               (126)
              Due from related parties                                                 4,000              (1,965)
              Inventories                                                               (904)             (1,495)
              Prepayments and advances                                                (4,395)             (1,959)
              Accounts payable                                                         5,627                 405
              Due to related parties                                                   6,817              (4,290)
              Accrued liabilities                                                      8,514                 552
              Deferred revenue                                                         1,524                (632)
          Payments for drydocking                                                     (2,714)             (4,032)
                                                                                  -----------         -----------

 Net Cash provided by Operating Activities                                           128,882              73,442
                                                                                  -----------         -----------


 Cash Flows from Investing Activities:
           Advances for vessels' acquisitions                                                             (6,975)
           Additions to vessel cost                                                 (847,552)           (203,884)
                                                                                  -----------         -----------

 Net Cash used in Investing Activities                                              (847,552)           (210,859)
                                                                                  -----------         -----------

 Cash Flows from Financing Activities:
           Increase in restricted cash                                               (21,640)             (2,154)
           Advances to Baumarine Pool                                                 (1,027)               (528)
           Sellers credit                                                                  -               3,250
           Proceeds from long-term debt                                              577,585             664,281
           Proceeds from short-term  credit facility                                       -               8,837
           Payments of long-term debt                                                (65,735)           (546,925)
           Payment of short-term credit facility                                           -             (8,837)
           Proceeds from issuance of shares, net of related issuance costs           251,285              56,490
           Dividends paid                                                            (24,063)            (18,237)
           Payment of financing costs                                                 (3,251)             (3,055)
                                                                                  -----------         -----------

 Net Cash provided by Financing Activities                                           713,154             153,122
                                                                                  -----------         -----------

 Net increase (decrease) in cash and cash equivalents                                 (5,516)             15,705
 Cash and cash equivalents at beginning of period                                      8,371               5,184
                                                                                  -----------         -----------

 Cash and cash equivalents at end of period                                      $     2,855        $     20,889
                                                                                  ===========         ===========

 SUPPLEMENTAL CASH FLOW INFORMATION
           Cash paid during the period for:
           Interest payments                                                     $    11,173        $     25,761
                                                                                  ===========         ===========
           Non-cash financing activities:
           Liabilities assumed in connection with joint and several
              borrowings with related parties                                    $    68,109        $          -
                                                                                  ===========         ===========

The accompanying notes are an integral part of these consolidated statements


DRYSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2006
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

     The accompanying consolidated financial statements include the accounts of Dryships Inc. ("Dryships") and its wholly-owned subsidiaries (collectively, the "Company"). Dryships was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands. On October 18, 2004, all of the outstanding shares of the vessel owning companies listed under 1 through 6 in the table below (collectively, the "Contributed Companies"), were contributed to the Company through Entrepreneurial Spirit Foundation (the "Foundation"), a family foundation of Vaduz, Liechtenstein. The Company's Chief Executive Officer, Mr. George Economou and members of his immediate family (the "Family") control and are beneficiaries of the Foundation. The transaction described above constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests and the Contributed Companies are presented at historical cost as control of the Contributed Companies before and after the reorganization was with the Family. In February 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $251,285. On February 14, 2006, the Foundation transferred its shares of Dryships to its wholly-owned subsidiary, Elios Investments Inc., a corporation organized under the laws of the Republic of the Marshall Islands.

     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2006.

     The balance sheet as of December 31, 2005 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

     The Company is engaged in the ocean transportation services of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels. Since the consummation of its initial public offering and through December 31, 2005, the Company took delivery of twenty-one dry bulk carrier vessels, through newly established wholly owned subsidiaries. All twenty-one vessels were delivered to the Company during the first nine months of 2005, while there were six vessels acquisitions during the first nine months of 2006.

                                                                     Country of
     Ship-owing Company                                             Incorporation       Vessel
     -------------------                                            -------------       ------
1.   Helium Shipping Company Limited ("Helium")                         Malta           Striggla
2.   Hydrogen Shipping Company Limited ("Hydrogen")                     Malta           Mostoles
3.   Silicon Shipping Company Limited ("Silicon")                       Malta           Flecha (Note 11)
4.   Oxygen Shipping Company Limited ("Oxygen")                         Malta           Shibumi (Note 11)
5.   Annapolis Shipping Company Limited ("Annapolis")                   Malta           Lacerta
6.   Blueberry Shipping Company Limited ("Blueberry")                   Malta           Panormos (Note 5)
7.   Lancat Shipping Company Limited ("Lancat")                         Malta           Matira
8.   Tolan Shipping Company Limited ("Tolan")                           Malta           Tonga
9.   Malvina Shipping Company Limited ("Malvina")                       Malta           Coronado
10.  Arleta Navigation Company Limited ("Arleta")                       Malta           Xanadu
11.  Selma Shipping Company Limited ("Selma")                           Malta           La Jolla
12.  Royerton Shipping Company Limited ("Royerton")                     Malta           Netadola
13.  Samsara Shipping Company Limited ("Samsara")                       Malta           Ocean Crystal
14.  Lansat Shipping Company Limited ("Lansat")                         Malta           Paragon
15.  Farat Shipping Company Limited ("Farat")                           Malta           Toro
16.  Madras Shipping Company Limited ("Madras")                         Malta           Alona
17.  Iguana Shipping Company Limited ("Iguana")                         Malta           Iguana
18.  Borsari Shipping Company Limited ("Borsari")                       Malta           Catalina
19.  Onil Shipping Company Limited ("Onil")                             Malta           Padre (exBelmonte)
20.  Zatac Shipping Company Limited ("Zatac")                           Malta           Waikiki
21.  Fabiana Navigation Company Limited ("Fabiana")                     Malta           Alameda
22.  Fago Shipping Company Limited ("Fago")                             Malta           Lanikai
23.  Felicia Navigation Company Limited ("Felicia")                     Malta           Solana
24.  Platan Shipping Company Limited ("Platan")                         Malta           Daytona
25.  Karmen Shipping Company Limited ("Karmen")                         Malta           Sonoma
26.  Thelma Shipping Company Limited ("Thelma")                         Malta           Manasota
27.  Celine Shipping Company Limited ("Celine")                         Malta           Conrand Oldendorff
28.  Seaventure Shipping Limited ("Seaventure")                   Marshall Islands      Hille Oldendorff
29.  Tempo Marine Company Limited ("Tempo")                       Marshall Islands      Maganari
30.  Star Record Owning Company Limited (`Star")                  Marshall Islands      Ligari
31.  Human Owning Company Limited ("Human")                       Marshall Islands      Estepona
32.  Classical Owning Company Limited ("Classical")               Marshall Islands      Delray
33.  Maternal Owning Company Limited ("Maternal")                 Marshall Islands      Lanzarote
34.  Paternal Owning Company Limited ("Paternal")                 Marshall Islands      Formentera (Note 4)
35.  Argo Owning Company Limited ("Argo")                         Marshall Islands      Redondo (Note 4)
36.  Roscoe Marine Ltd.                                           Marshall Islands      Hull 1518A (Note 5)
37.  Monteagle Shipping S.A                                       Marshall Islands      Hull 1519A (Note 5)

     Other company                                                                      Activity
     -------------                                                                      --------

38.  Wealth Management Inc. ("Wealth")                            Marshall Islands      Cash Manager

     The operations of the Company's vessels are managed by Cardiff Marine Inc. (the "Manager"), a related party entity incorporated in Liberia. Furthermore, Drybulk S.A., a related party Liberian corporation acts as the charter and sales and purchase broker for the Company (Note 2). The majority shareholding (70%) of the Manager and Drybulk S.A., is owned by Entrepreneurial Spirit Foundation, a family foundation of Vaduz, Liechtenstein, of which the Company's Chief Executive Officer, Mr. George Economou and members of his family are beneficiaries.

     The 30% shareholding of the Manager and Drybulk S.A. is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of the Company's Chief Executive Officer.

     During the nine-month periods ended September 30, 2005 and 2006, two and one charterers, respectively, individually accounted for 10% or more of the Company's voyage revenues as follows:

     Charterer                                 2005            2006
     -----------------------------------    ------------    -----------
     Oldendorff Carriers Gmbh                   10%            16%
     North China Shipping Ltd.                  11%             -

     In addition, of the Company's voyage revenues during the nine-month periods ended September 30, 2005 and 2006, 26% and 25%, respectively, were derived from the participation of certain Company's vessels in a drybulk pool.

2.   Transactions with Related Parties:

     (a) Cardiff Marine Inc. and Drybulk S.A.: The operations of the Company's vessels are managed by Cardiff Marine Inc. (Note 1). The Manager has an office in Greece located at 80, Kifissias Avenue 151 25 Athens Greece. The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed fee of U.S. dollars 650 per vessel, on the basis of a parity of Euro/U.S. $1.30. Such fee, at the beginning of each calendar quarter date, is adjusted upwards or downwards according to the U.S.$/Euro exchange rate as quoted by EFG Eurobank Ergasias S.A. two business days before the end of each calendar quarter. Additionally, the Manager charges U.S. Dollars 550 for superintendents visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent. In addition, under the management agreement with Cardiff Marine Inc., Drybulk S.A. (Note 1) acts as the charter and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels. The management agreements were renewed on October 18, 2004, with an initial term of five years and will automatically be extended to successive five-year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing. Effective January 1, 2007 the fee charged will increase by U.S Dollars $100 per vessel.

          The fees charged by the Manager for the nine-month periods ended September 30, 2005 and 2006, totaled $3,552 and $4,666 respectively and are separately reflected in the accompanying consolidated unaudited statements of income. Chartering commissions charged by Drybulk S.A. for the nine-month periods ended September 30, 2005 and 2006, totaled $2,286 and $2,117, respectively, and are separately reflected as voyage expenses - related party in the accompanying consolidated unaudited statements of income.

          In addition, $8,400 and $2,011 during the year ended December 31, 2005 and during the nine-month period ended September 30, 2006, respectively, relate to the acquisition of vessels and were charged by Drybulk S.A. These amounts are capitalized as a vessel acquisition cost and included in Vessels, net in the accompanying consolidated balance sheets.

          During the nine-month period ended September 30, 2005 the Company also paid an amount of $600 to the Manager as remuneration for additional services not contemplated by the management agreement and carried out during the pre-delivery period of the newly acquired vessels which is included in General and administrative expenses - related party in the accompanying 2005 consolidated unaudited statement of income.

          In addition on November 8, 2005 and effective January 1, 2005 the Company concluded a contract for ongoing services with the Manager, under which the Company pays a quarterly fee of $250 beginning January 1, 2005 for services rendered by the Manager commencing in the second quarter of 2005 in relation to the financial reporting requirements of the Company under the rules of the Securities and Exchange Commission and the establishment and monitoring of internal controls over financial reporting. The above fees totaled $666 and $750 for the nine-month periods ended September 30, 2005 and 2006, respectively and are included in General and administrative expenses - related party in the accompanying consolidated unaudited statements of income.

          During the nine-month period ended September 30, 2006 the Company also incurred costs of $562 related to remuneration to the Manager for additional services not contemplated by the contract for ongoing services discussed above with respect to the Manager's compliance with the Sarbanes Oxley Act of 2004 Section 404 requirements which is included in General and administrative expenses - related party in the accompanying 2006 consolidated unaudited statement of income. The amount of $562 is included in accrued liabilities in the accompanying consolidated 2006 balance sheet. At December 31, 2005 and September 30, 2006, the amounts due to/(from) Cardiff were $1,434 and ($1,965), respectively, while the amounts due to Drybulk S.A were $5,026 and $2,170, respectively.

     (b) Lease Agreement: On October 1, 2005 and effective as of the same date, the Company entered into a rental agreement with its Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000 (approximately $11,000) and thereafter it will be adjusted annually for inflation increases. Prior to entering the above agreement both parties agreed to cancel without penalties a previously existing rental agreement for leased office space. That agreement had been effective for a five year period beginning January 1, 2005 at an annual rental of Euro 14,000 (approximately $17,000) before any annual inflation increases. The related rent expense for the nine-month period ended September 30, 2005 and 2006 totalled $13 and $8, respectively, and is included in General and administrative expenses - related party in the accompanying consolidated unaudited statements of income.

     (c) Consultancy Agreements: On February 3, 2005, the Company concluded two agreements with Fabiana Services S.A. ("Fabiana") a related party entity incorporated in the Republic of the Marshall Islands. Fabiana is beneficially owned by the Company's Chief Executive Officer and Chief Financial Officer. Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company. The duration of the agreements is for three years beginning February 3, 2005 and ending (unless terminated earlier on the basis of any other provisions as may be defined in the agreement) on the day before the third anniversary of such date. The Company pays Euro 979,000 (approximately $1,175) and Euro 147,000 (approximately $176) per annum payable monthly on the last working day of every month in twelve installments for the services of the Chief Executive and Chief Financial Officers respectively. The related expense for the nine-month periods ended September 30, 2005 and 2006 totaled $932 and $1,088, respectively, and is included in General and administrative expenses - related party in the accompanying consolidated unaudited statements of income. No amounts were payable to or receivable from Fabiana at December 31, 2005. At September 30, 2006 an amount of $317 was due to Fabiana and is included in accrued liabilities in the accompanying consolidated 2006 balance sheet.

     (d) Acquisition of vessels: On March 24, 2006, the Company concluded a Memorandum of Agreement with a company controlled by the Company's Chief Executive Officer for the acquisition of Hille Oldendorff for $40,760 which was delivered on April 19, 2006. The purchase price consists of the price paid by the vessel's previous owners to acquire the vessel in October 2005 and certain pre-trading expenses also incurred by the previous owners. Upon her acquisition, the vessel was under an existing bareboat charter contract at the rate of $600 net of commission per month until March 31, 2007 with a two-month extention in charterer's option. The purchase price was partly financed ($26,696) by the proceeds of the loan discussed in Note 8 below and by an unsecured sellers' credit of $3,250 as provided by the Memorandum of Agreement dated March 24, 2006. The sellers' credit bears interest at LIBOR plus a margin of 1.5% and was initially repayable in one installment not earlier than December 2006 but not later than March 2007. In October 2006, the credit was fully settled with common stock. (Note 11)

3.   Inventories:

     The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:


                                           December 31,        September 30,
                                               2005               2006
                                        --------------      ----------------

     Bunkers.......................                 -               465
     Lubricants ...................             1,148             2,106
     Victualling stores............               178               250
                                        --------------      ----------------
          Total....................             1,326              2,821
                                        ==============      ================

4.   Advances for vessels acquisitions:

     The amount in the accompanying 2006 balance sheet represents the advance payment (10% of the purchase price) made for the acquisition of the following drybulk carrier vessels.

     (a) Vessel Formentera, a second-hand, 1996 built Panamax, was acquired by Paternal Owning Company Limited for $29.0 million based on a memorandum of agreement concluded in August 2006. The vessel was delivered to the Company on October 16, 2006 (Note 11). The purchase price of the vessel will be partially financed ($21,750) by the loan discussed in Note 8 below.

     (b) Vessel Redondo, a second-hand, 2000 built Panamax, was acquired by Argo Owning Company Limited for $40.75 million based on a memorandum of agreement concluded in September 2006. The vessel is expected to be delivered to the Company during the fourth quarter of 2006. The purchase price of the vessel will be partially financed by the supplemental loan agreements discussed in Note 11.

5.   Vessels, net:

     The amounts in the accompanying consolidated balance sheets are analyzed as follows:

                                           Vessel     Accumulated    Net Book
                                           Cost      Depreciation      Value
                                         ----------   ----------     ----------

     Balance, December 31, 2005......      923,890      (59,157)       864,733
     - Additions                           207,237            -        207,237
     - Depreciation..................            -      (41,278)      (41,278)
                                         ----------   ----------     ----------
     Balance, September 30, 2006.....    1,131,127     (100,435)     1,030,692
                                         ==========   ==========     ==========

     During the nine month period ended September 30, 2006, the Company took delivery of six vessels thereby bringing the fleet of the Company to thirty three vessels.

     As previously discussed in Note 2 (d), on April 19, 2006, the Company took delivery of the vessel Hille Oldendorff.

     In addition, on May 11, 2006, the Company acquired from an unrelated party, the vessel Maganari, a second-hand Panamax drybulk carrier, for $32,350. The purchase price of the vessel was partially financed ($26,513) by the loan discussed in Note 8 below and a short term credit facility of $8,837 provided by Elios Investments Inc. (Note 1) bearing interest of $100 per month and repayable within six months from drawdown. The short term credit facility was fully settled in August 2006.

     Furthermore, on August 3, 2006, the Company concluded three Memoranda of agreement for the acquisition of the following drybulk carrier vessels from unrelated parties:

     (a) Vessel Lanzarote a second-hand, 1996 built Panamax, which was acquired by Maternal Owning Company Limited for $29.0 million. The vessel was delivered to the Company on September 6, 2006. The purchase price of the vessel was partially financed ($21,750) by the loan discussed in
          Note 8 below.

     (b) Vessel Delray a second-hand, 1994 built Panamax, which was acquired by Classical Owning Company Limited for $26.5 million. The vessel was delivered to the Company on September 12, 2006. The purchase price of the vessel was partially financed ($19,875) by the loan discussed in
          Note 8 below.

     (c) Vessel Estepona a second-hand, 1994 built Panamax, which was acquired by Human Owning Company Limited for $26.5 million. The vessel was delivered to the Company on September 26, 2006. The purchase price of the vessel was partially financed ($19,875) by the loan discussed in
          Note 8 below.

     In addition, on August 22, 2006, vessel Ligari a second-hand, 2004 built Panamax drybulk carrier was acquired by Star Record Owning Company Limited for $43.0 million. The vessel was delivered to the Company on September 8, 2006. The purchase price of the vessel was partially financed ($22,790) by the loan discussed in Note 8 below.

     In September 2006, the Company concluded a memorandum of agreement for the disposal of the vessel Panormos, to an unaffiliated third party for $35.0 million. The vessel is expected to be delivered to her new owners during the fourth quarter of 2006 free of charter. A gain of approximately $15 million will be realized and recognized in the financial statements at the date of delivery of the vessel.

     In September 2006, the Company entered into two shipbuilding contracts for the construction of two Panamax drybulk carriers for approximately $33.25 million each. The vessels are expected to be delivered from the shipyard in the last quarter of 2009 and the first quarter of 2010.

     All Company's vessels, for a total carrying value of $1,030,692 as of September 30, 2006, have been provided as collateral to secure the loans discussed in Note 8 below. As at September 30, 2006, ten vessels were operating under the drybulk pool discussed in Note 1 above, one vessel was awaiting orders for her next voyage and the remaining twenty-two vessels were operating under time charters, the last of which expires in February 2008.

6.   Prepaid Charter Revenue/Deferred revenue:

     During the nine-month period ended September 30, 2005, eight vessels out of the twenty-one acquired were under existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of each of the above vessels evaluated the charter contracts assumed and recognized a liability, classified as deferred revenue, of $6,435 with a corresponding increase in the vessels' purchase price.

     During the nine-month period ended September 30, 2006, the Company acquired six dry bulk carrier vessels which were all under existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of each of the above vessels evaluated the charter contracts assumed and recognized (a) an asset of $5,469, for two of the vessels, with a corresponding decrease in the vessels' purchase price and (b) a liability of $8,822, for the other four vessels, with a corresponding increase in the vessels' purchase price.

     As at December 31, 2005 and September 30, 2006, the unamortized balance of the liability amounted to $1,211 and $7,948, respectively and is included in deferred revenue in the accompanying consolidated balance sheets, while the unamortized balance of the asset at September 30, 2006 amounted to $2,872 and is separately reflected in the accompanying 2006 consolidated balance sheet.

7.   Deferred Charges, net:

     The unamortized amounts in the accompanying consolidated balance sheet represent drydocking costs and are analyzed as follows:

     Balance, December 31, 2005.................................         3,781
      - Additions ..............................................         4,032
      - Amortization............................................        (2,471)
                                                                  -------------
     Balance, September 30, 2006................................         5,342
                                                                  =============

     Additions to deferred dry-dock cost represent expenditures incurred for the dry-docking of the vessels Mostoles, Striggla, Iguana, Netadola and Sonoma during the nine month period ended September 30, 2006. The amortization of drydock costs is separately reflected in the accompanying consolidated unaudited statements of income.

8.   Long term Debt, net of deferred financing fees:

     The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

                                                    December 31,   September 30,
                                                       2005            2006
                                                   ------------    ------------
      Balance under three loans.................       528,325          645,681
      Less related deferred financing costs ....       (2,972)          (2,737)
                                                   ------------    ------------
      Total.....................................       525,353          642,944
      Less: Current portion.....................     (107,738)        (107,060)
                                                   ------------    -------------
      Long-term portion.........................       417,615          535,884
                                                   ============    =============

     As of September 30, 2006, the Company had three loans outstanding which were concluded in March and September 2006 as follows:

     o On March 31, 2006, the Company signed two loan agreements for an aggregate amount of up to $628,750 with a syndicate of institutional Lenders as follows:

          A term loan of up to $557,500, in order to refinance the then outstanding balance of the Company's prior indebtedness ($528,325 as at December 31, 2005), to provide the Company with working capital and to finance the acquisition cost of the second-hand vessel Hille Oldendorff and a short term credit facility of up to $71,250, in order to partially finance the acquisition cost of additional vessels acceptable to the lenders. The credit facility was available for 364 days after the signing of the agreement and each amount drawn down would be included in the term loan. As of September 30, 2006 the credit facility has been used to partially finance the acquisition cost of the second-hand vessels Maganari, Ligari and Lanzarote and was included in the term loan. The outstanding balance of $605,931 (gross of unamortized deferred financing fees) at September 30, 2006 is repayable in 39 variable consecutive quarterly installments commencing on November 30, 2006 and through May 2016 plus a balloon payment of $132,052 payable together with the last installment.

          Under the loan agreements, the Company is required to pay quarterly in arrears on the last day of each fiscal quarter a commitment fee in the amount of 0.40% per annum of the unutilized portion of the term loan and 0.25% of the unutilized portion of the credit facility, a non-refundable arrangement fee of 0.40% and structuring fee of 0.025% on the aggregate loan amount, payable 50% upon acceptance of the lenders' offer letter and 50% on signing of the loan agreements, and a non-refundable annual agency fee in the amount of $45 payable to the agent for the first time on signing of the loan agreements and on every anniversary thereafter. Furthermore, the Company is required to pay a draw-down fee of 0.075% on each drawdown amount under the credit facilities.

     o On September 7, 2006, the Company signed a bridge loan agreement for an aggregate amount of up to $61,500 with a bank in order to partly finance the acquisition cost of vessels Delray, Estepona and Formentera. As of September 30, 2006, an amount of $39,750 was drawn down, while the remaining amount of $21,750 will be drawn down upon the delivery of the vessel Formentera. The loan was fully repaid in November 2006 (Note 11). Under this loan agreement, the Company was required to pay a non-refundable arrangement fee of 0.425% on the aggregate loan amount, and a non-refundable annual commitment fee of 0.40% on the undrawn portion of the loan paid at the end of each interest period.

     During the nine-month period ended September 30, 2006, an amount of $3,055 representing $2,718 of arrangement fee, $157 of structuring fee and $180 of legal fees were incurred and included in deferred financing fees classified as a contra to debt in the accompanying 2006 consolidated balance sheet. In addition, an amount of $2,844 relating to the unamortized balance of deferred financing fees associated with the loans extinguished as discussed above which were classified as a contra to debt prior to debt extinguishment, were written off through interest and finance costs in the accompanying 2006 consolidated unaudited income statement.

     The loans bear interest at LIBOR plus a spread and are secured by a first priority mortgage over the vessels involved, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as certain financial covenants relating to the Company's financial position, operating performance and liquidity. The Company will be permitted to pay dividends under the loans so long as such amount of dividends does not exceed 50% of the Company's net income as evidenced by its relevant annual audited financial statements. However, for the fiscal year 2006, the amount of dividends the Company may pay cannot exceed the amount of $18,000. For any dividends declared or paid in excess of this amount in 2006, the Company obtained related written consent from its lenders.

     Total interest incurred on long-term debt for the nine-month periods ended September 30, 2005 and 2006 amounted to $12,559 and $26,261 respectively, and is included in interest and finance costs in the accompanying unaudited consolidated statements of income.

9.   Derivatives:

     i. Interest rate cap and floor agreements: As of December 31, 2005 and September 30, 2006 the Company had outstanding six interest rate cap and floor agreements concluded in May 2005 in order to hedge its exposure to interest rate fluctuations with respect to its borrowings. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings.

          The fair value of these six interest rate cap and floor agreements equates to the amount that would be received or paid by the Company if the agreements were cancelled. Such fair value at December 31, 2005 and September 30, 2006 was an asset of $270 and $879, respectively and is included in Financial instruments in the accompanying consolidated balance sheets. A gain of $609 has been recorded in Interest and finance costs in the accompanying consolidated unaudited statement of income for the nine months ended September 30, 2006.

     ii. Foreign exchange transactions: In January 2006, the Company engaged in a total of 12 call options, maturing in monthly intervals from February 2006 to January 2007, under two foreign exchange transactions involving the US dollar against the Euro. As of September 2006, the Company had open 4 call options, maturing in monthly intervals from October 2006 to January 2007, under two foreign exchange transactions involving the US dollar against the Euro. The strike rate under each option is 1.21 U.S. dollars per Euro, for amounts of Euro 200,000 per month, for each of the 4 months after the individual contract dates. In January 2006, the Company engaged in a total of 12 Forward Foreign Exchange Agreements, in monthly intervals from October 2006 to January 2007. As of September 30, 2006, the Company had open 4 Forward Foreign Exchange Agreements in monthly intervals from October 2006 to January 2007.

          The forward rate under each forward  transaction ranges from 1.2267 to
          1.2320 U.S. Dollars per Euro for amounts of Euro 200,000 per month for the four months after the individual contracts dates. The Company engaged in such agreements in order to hedge its exposure to fluctuations between U.S. Dollar and Euro with respect to certain expenses incurred in Euro. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings.

          The fair market value of the foreign currency call options discussed above at September 30, 2006 resulted in an asset of $82. A gain of $82 has been included in General and Administrative expenses in the accompanying 2006 consolidated unaudited statement of income. In addition, other expenses of $89, representing the premium paid by the Company for the conclusion of the foreign currency call options discussed above, has been included in General and administrative expenses in the accompanying 2006 consolidated unaudited statement of income.

     iii. Forward freight agreements: During the nine-month period ended September 30, 2006, the Company entered into fifteen forward freight agreements ("FFAs") with the objective to utilize them as economic hedging instruments in order to reduce its exposure to Panamax freight market fluctuations with respect to its fleet. Such agreements did not qualify for hedge accounting and therefore changes in their fair value are reflected in earnings.

          As of September 30, 2006, nine FFAs remained open. During the nine-month period ended September 30, 2006, the change in fair market value and the ultimate settlement, if applicable, of the FFA contracts resulted in a realized loss of $7,758 and an unrealized loss of $14,618.

10.  Common Stock and Additional Paid-in Capital

     On May 3, 2006, the Company filed its universal shelf registration statement and related Prospectus for the issuance of 5,000,000 of common shares. From May 2006 through August 2006, an amount of 4,650,000 shares of common stock with par value $0.01 were issued. The net proceeds after underwriting commissions of 2.5% and other issuance fees amounted to $56,490.

     Based on a resolution adopted at the General Shareholders meeting on July 11, 2006, the aggregate number of shares of common stock that the Company is authorized to issue increased from 45,000,000 registered shares with par value of $0.01 to 75,000,000 registered shares with the same par value.

11.  Subsequent Events

     (a) Appointment of Interim Chief Financial Officer: On October 6, 2006, the Chief Financial Officer (CFO), Mr. Christopher Thomas, resigned. The Board of Directors appointed the Chief Executive Officer, Mr.
          George Economou, to act as interim CFO. Mr. Gregory Zikos was appointed as Chief Financial Officer by the Board effective November 24, 2006.

     (b) Vessel delivery: On October 16, 2006, vessel Formentera was delivered to the Company. The acquisition cost of the vessel was partly financed ($21,750) by the loan discussed Note 8 above.

     (c)  Vessel  acquisition:   In  November  2006,  the  Company  concluded  a
          memorandum of Agreement for the acquisition of the vessel Zella Oldendorff, for $39.7 million, delivery of which is expected in the second quarter of 2007.

     (d)  Disposal of vessels:

     i. In October 2006, the Company concluded a memorandum of agreement for the disposal of the vessel Flecha, to an unaffiliated third party for $11.7 million. The vessel will be delivered to her new owners during the fourth quarter of 2006. A gain of approximately $9 million will be realized on the sale of the vessel and recognized upon delivery.

     ii. In November 2006, the Company concluded a memorandum of agreement for the disposal of the vessel Shibumi, to an unaffiliated third party for $24.6 million. The vessel will be delivered to her new owners during the second quarter of 2007. A gain of approximately $17.8 million will be realized on the sale of the vessel and recognized upon delivery.

     (e) Payment for vessels under construction: In October 2006, an advance payment of $6,650 was paid for the two Panamax vessels under construction, representing the 10% payment on the contract price.

     (f) Supplemental loan agreements: On November 30, 2006, the Company entered into two supplemental agreements to the $628,750 term loan entered into on March 31, 2006, increasing the aggregate amount of the loan by up to $82,343. Out of the total loan, an amount of up to $70,763 will be used to refinance the bridge loan discussed in Note 8 above and to provide the Company with working capital and the remaining amount of $11,580 will be used to partially finance the acquisition cost of the vessel Redondo (Note 4). On November 30, 2006, the amount of $70,763 was drawn down, while the remaining amount of $11,580 will be drawn down upon delivery of the vessel Redondo. The supplemental amount will be repayable in 38 variable consecutive quarterly installments commencing in February 2007 through May 2016 plus a balloon payment of $2,111.

          In addition, the amount of $18,892, required to be repaid following the sale of the vessel Panormos in accordance with the initial loan agreement, was not repaid and was made available by the lenders to partially finance the acquisition cost of the vessel Redondo (Note 4).

          Under these supplemental agreements,  the Company is required to pay a
          non-refundable   arrangement   fee  of  0.375%  on  aggregate  of  the
          supplemental loan amounts.

     (g) Issuance of shares: On October 24, 2006, the Company's Board of Directors agreed to the request of the Company's major shareholders (Elios Investments Inc., Advice Investments S.A. and Magic Management Inc.) to receive their dividend payment, following the declaration of U.S. Dollar 0.20 quarterly dividend per share in September 2006, in Dryships'common shares. In addition, the Board of Directors also agreed on that date to the request of a company related to the Company's Chairman and Chief Executive Officer, George Economou, to accept repayment of the outstanding balance of the seller's credit discussed in Note 2(d) in Dryships' common shares.

          As a result of the agreement, an aggregate of $3,080 in dividends and the seller's credit together with interest amounting to $3,327 were settled with 235,585 and 254,512 of Dryships'common shares, respectively.

          The price used as consideration for issuance of the Company's shares was equal to the average closing price of Dryships common stock on the Nasdaq Global Market over the 8 trading days ended October 24, 2006.

     (h) Change in charter and sales and purchase broker: Effective October 1, 2006, Drybulk S.A., which acts as the charter and sales and purchase broker for the Company (note 1) has been replaced by Cardiff Marine Inc.

Forward-Looking Statements

     Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

     Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  DryShips Inc.
                        ---------------------------------
                                  (Registrant)



Dated:  December 8, 2006                           By /s/ Gregory Zikos
                                                      ------------------------
                                                         Gregory Zikos
                                                         Chief Financial Officer